UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

AMARILLO BIOSCIENCES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
02301P20 5
(CUSIP Number)
Te-Li Kuo 7F, No. 48, Yi-Xian Rd. Xinyi Dist., Taipei 100, Taiwan (R.O.C.)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02301P20 5	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Te-Li Kuo, 7F, No. 48, Yi-Xian Rd. Xinyi Dist., Taipei 100, Taiwan (R.O.C.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, ROC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,320,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,320,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,320,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.55%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

Common Stock
Amarillo Biosciences, Inc.
4134 Business Park Drive
Amarillo, Texas 79110-4225

Item 2.  Identity and Background.

a.	Name: Te-Li Kuo

b.	Residence or Business Address:
7F, No. 48, Yi-Xian Rd. Xinyi Dist., Taipei 100, Taiwan (R.O.C.)

c.	Occupation:
Individual Investor

d.	Convictions:
N/A

e.	Civil Judgments:
N/A

f.	Citizenship:
Taiwan ROC

Item 3.  Source or Amount of Funds or Other Consideration.
       Personal Funds

Item 4.  Purpose of Transaction.
State the purpose or purposes of the acquisition of securities of the issuer:

The shares of Common Stock covered by this Schedule 13D were acquired for investment purposes in the ordinary course of business.

Describe any plans or proposals which relate to or would result in:

a.	An Acquisition or Disposition: None

b.	A Corporate Transaction: None

c.	A Sale or Transfer of Assets: None

d.	A Change in Board of Directors: None

e.	A Change in Capitalization: None

f.	Other Material Change: None

g.	Changes to Charter: None

h.	Causing Delisting: None

i.	Termination of Registration: None

j.	A Similar Action: None

Item 5. Interest in Securities of the Issuer.

a.	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2.

Based on 20,144,810 shares of Common Stock outstanding on August 11, 2015, Te-Li Kuo owns 1,320,000 shares of Common Stock, representing 6.55% of Class.

b.
For each person named, indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Reporting Person has sole power to vote and dispose of all shares.
c.	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D.

Transaction Date	Shares Purchased (Sold)	Price per Share or Unit
N/A	N/A	N/A

d.	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included: N/A

e.	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable)

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Relationships with Respect to Securities of the Issuer N/A

Describe any contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer: None

Item 7.  Material to Be Filed as Exhibits. None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2015	/s/ Te-Li Kuo
Te-Li Kuo
Owner

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).